Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992
This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subsidiary of TD Ameritrade, and thinkorswim Group, Inc. (“thinkorswim”).
TD AMERITRADE Holding Corporation
TD AMERITRADE Holding Corporation, through its brokerage subsidiaries,(1) provides a dynamic balance of investment products and services that make it the investment firm of choice for millions of retail investor and independent registered investment advisor (RIA) clients. Listed by Forbes as one of America’s best big companies, the Company offers a full spectrum of investment services, including a leading active trader program, intuitive long-term investment solutions and a national branch system, as well as relationships with one of the largest independent RIA networks.(2) The Company’s common stock trades under the ticker symbol AMTD. For more information, please visit www.amtd.com.
December 2008 Quarter Results

• Net income of $184 million, or $0.31 per diluted share	• EBITDA of $343 million*

• Spread-based asset balances of $25 billion	• Pre-tax income of $301 million, or 49 percent of net revenues

• Fee-based balances of $63 billion	• Annualized return on equity of 24%

• Average client trades per day of 357,294	• Client assets of $234 billion

• Net revenues of $611 million	• Net new assets of $8 billion

*	See reconciliation of financial measures.
Financial Highlights

					YTD
FISCAL YEAR ENDED	2005	2006	2007	2008	2009
Net Revenues (millions)	$1,003.2	$1,803.5	$2,176.9	$2,537.4	$610.7
Advertising (millions)	$92.3	$164.1	$145.7	$173.3	$46.7
Net Income (millions)	$339.8	$526.8	$645.9	$803.9	$184.4
Earnings Per Share-Diluted	$0.82	$0.95	$1.06	$1.33	$0.31
EPS, ex-Investment Gains/Losses(3)	$0.81	$0.87	$1.06	$1.33	$0.31
Average Client Trades Per Day(4)	155,696	216,970	253,440	301,061	357,294
Client Assets (billions)	$83.3	$261.7	$302.7	$278.0	$233.8
Net New Assets (billions)	N/A	N/A	12.4	$22.8	$7.8
Weighted Average Shares Outstanding-Diluted (millions)	413.2	555.5	608.3	603.1	600.6
Stock Price (at period end)	$21.47	$18.85	$18.22	$16.67	$14.25
TD Waterhouse results are included beginning Jan. 25, 2006.
Fiserv Trust Company’s results are included beginning Feb. 5, 2008.
The Company began disclosing net new assets effective for fiscal year 2007.
M&A Milestones
To date, TD AMERITRADE has successfully completed more mergers and acquisitions than any other Company in the brokerage industry. We have a solid track record of identifying opportunities that provide a balance of benefits for our key constituents — clients and shareholders.

January 2009	Announces plans to acquire thinkorswim Group Inc. (Nasdaq: SWIM).
February 2008	Acquires a portion of Fiserv, Inc.’s (Nasdaq:FISV) investment support services business.
January 2006	Acquires TD Waterhouse, creating TD AMERITRADE Holding Corporation.
October 2004	Purchases approximately 45,000 online retail accounts from JB Oxford & Co.
August 2004	Purchases the online retail accounts of Investex.
January 2004	Acquires Bidwell & Company.
February 2004	Purchases the online retail accounts of Brokerage America LLC.
June 2003	Purchases Mydiscountbroker.com’s online retail accounts from SWS Group, Inc. (NYSE: SWS).
September 2002	Merges with Datek Online Holdings Corp.
September 2001	Acquires NDB.com.

(1)	TD AMERITRADE, Inc., member FINRA/SIPC, receives clearing and custodial services from TD AMERITRADE Clearing, Inc., member FINRA/SIPC. TD AMERITRADE, Inc. and TD AMERITRADE Clearing, Inc. are subsidiaries of TD AMERITRADE Holding Corporation.

(2)	More info on the Forbes award is available at www.forbes.com/platinum.

(3)	Ex-Investment Gains for FY ‘05-FY ‘06. See reconciliation of financial measures.

(4)	Effective in October 2007, total trades have been adjusted to exclude non-revenue generating mutual fund trades.

TD AMERITRADE Holding Corporation
Reconciliation of Financial Measures
In thousands, except per share amounts
Net Income Excluding Investment Gains/Losses(1)

	Fiscal Year Ended
	Sept. 29, 2006	Sept. 30, 2005
Net Income, as reported	$526,759	$339,753

Adjustments:

Gain on sale of investments	(81,422)	—
Fair value adjustments of investment-related derivative instruments	11,703	(8,315)
Income tax effect of above adjustments	26,145	3,345

Net Income excluding investment gains/losses	$483,185	$334,783

EPS Excluding Investment Gains/Losses(1)

	Fiscal Year Ended
	Sept. 29, 2006	Sept. 30, 2005
Diluted earnings per share, as reported	$0.95	$0.82
Adjustments on a per share basis, net of income tax effect:

Gain on sale of investments	(0.09)	—
Fair value adjustments of investment-related derivative instruments	0.01	(0.01)

EPS excluding investment gains/losses	$0.87	$0.81

EBITDA(2)

Quarter Ended
Dec. 31, 2008
EBITDA	$343,240
Less:

Depreciation and amortization	(11,503)
Amortization of acquired intangible assets	(15,538)
Interest on borrowings	(15,637)

Pre-tax income	$300,562

Note: The term “GAAP” in the following explanations refers to generally accepted accounting principles in the United States.
(1) Net income and earnings per share (EPS) excluding investment gains/losses are Non-GAAP financial measures as defined by SEC Regulation G. We define net income excluding investment gains/losses as net income adjusted to remove the after-tax effect of non-brokerage investment-related gains/losses. We consider net income and EPS excluding investment gains/losses important measures of our financial performance. Gains/losses on non-brokerage investments and investment-related derivatives are excluded because we believe they are not likely to be indicative of the ongoing operations of our business. Net income and EPS excluding investment gains/losses should be considered in addition to, rather than as a substitute for, GAAP net income and EPS.
(2) EBITDA (earnings before interest, taxes, depreciation and amortization) is considered a Non-GAAP financial measure as defined by SEC Regulation G. We consider EBITDA an important measure of our financial performance and of our ability to generate cash flows to service debt, fund capital expenditures and fund other corporate investing and financing activities. EBITDA is used as the denominator in the consolidated leverage ratio calculation for our senior credit facilities. The consolidated leverage ratio determines the interest rate margin charged on the senior credit facilities. EBITDA eliminates the non-cash effect of tangible asset depreciation and amortization and intangible asset amortization. EBITDA should be considered in addition to, rather than as a substitute for, pre-tax income, net income and cash flows from operating activities.

Safe Harbor Statement
This document contains forward-looking statements within the meaning of the federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws. In particular, any projections regarding our future revenues, expenses, earnings, capital expenditures, effective tax rates, client trading activity, benefits of the proposed acquisition of thinkorswim, accounts or stock price, as well as the assumptions on which such expectations are based, are forward-looking statements. These statements reflect only our current expectations and are not guarantees of future performance or results. These statements involve risks, uncertainties and assumptions that could cause actual results or performance to differ materially from those contained in the forward-looking statements. These risks, uncertainties and assumptions include general economic and political conditions, interest rates, market fluctuations and changes in client trading activity, increased competition, systems failures and capacity constraints, ability to service debt obligations, ability to obtain regulatory and shareholder approval for the proposed acquisition of thinkorswim and thereafter realize the expected benefits from the thinkorswim acquisition, regulatory and legal matters and uncertainties and other risk factors described in our latest Annual Report on Form 10-K, filed with the SEC on Nov. 26, 2008. These forward-looking statements speak only as of the date on which the statements were made. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find it
In connection with the proposed merger, TD AMERITRADE will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of thinkorswim that also constitutes a prospectus of TD AMERITRADE. Thinkorswim will mail the proxy statement/prospectus to its stockholders. TD AMERITRADE and thinkorswim urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by thinkorswim and TD AMERITRADE with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing thinkorswim’s website at www.thinkorswim.com by clicking on the link for “Investors”, then clicking on the link for “Financial Reports” and then clicking on the link for “SEC Filings” or by accessing TD AMERITRADE’s website at www.amtd.com and clicking on the “Investor Relations” link and then clicking on the link for “SEC Filings”.
Participants in the thinkorswim Transaction
thinkorswim, TD AMERITRADE and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from thinkorswim stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of thinkorswim stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about thinkorswim’s executive officers and directors in thinkorswim’s definitive proxy statement filed with the SEC on April 29, 2008. You can find information about TD AMERITRADE’s executive officers and directors in their definitive proxy statement filed with the SEC on Jan. 6, 2009. You can obtain free copies of these documents from thinkorswim or TD AMERITRADE using the contact information above.

Awards and Recognition
At TD AMERITRADE we believe that we offer one of the most comprehensive platforms of trading and investing solutions for independent investors in the marketplace today. Below are just a few of the reasons why we’re so confident — and proud — of what we’ve accomplished over the past 33 years.
Best in Trading Tools and Research
TD AMERITRADE was named BEST in Trading Tools and BEST in Research in SmartMoney’s 2008 Broker Survey in the publication’s June 2008 issue. TD AMERITRADE was also awarded a five-star rating in the Mutual Funds & Investment Products category.
Global 2000
TD AMERITRADE was listed as one of Forbes’ “Global 2000” companies in the publication’s April 9, 2008 issue. The Forbes Global 2000 are public companies with the top composite scores based on their rankings for sales, profits, assets and market value. TD AMERITRADE ranked #904 in the overall listing and #761, #799 and #867 in profits, assets and market value, respectively.
Best Big Companies
TD AMERITRADE was listed as one of Forbes’ “Best Big Companies” in December 2006, December 2007 and December 2008.
Technology Company of the Year
TD AMERITRADE was named 2007 “Technology Company of the Year” by the AIM Institute, a nonprofit organization supporting business development related to information technology.
Barron’s Review of Online Brokers
TD AMERITRADE was rated the 2007 best Web browser-based online broker by Barron’s (3/5/07), based on trade experience, trading technology, usability, range of offerings, research amenities, portfolio analysis & reports, customer services & access, and costs. TD AMERITRADE’s “Apex” program also received a four-star rating in the publication’s 2005 and 2006 reviews.
Online Finance 40
Joe Moglia was ranked by Institutional Investor Magazine as one of the “Online Finance 40” in 2003... 2004... 2005... 2006 and again in 2007.
Outstanding Customer Service Experience
J.D. Power and Associates certified the TD AMERITRADE call center based on, “An Oustanding Customer Service Experience,” in 2004... and 2005... and 2006.
Best In Investor Relations
Institutional Investor Research Group names TD AMERITRADE’s Investor Relations department in the top three for financial services/brokers in 2005.
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Awards and Recognition (continued)
Premier IT Leadership
Computerworld Magazine names TD AMERITRADE CIO Jerry Bartlett on its list of 2005 Premier 100 IT Leaders, the publications sixth annual list of IT executives who show exemplary technology leadership in resolving business problems and growing their businesses.
Best Customer Service Team
The American Business Awards names TD AMERITRADE a 2004 Finalist for “Best Customer Service Team.”
Reader’s Choice
Stocks & Commodities Magazine awards TD AMERITRADE with the “Reader’s Choice Award” for the best online brokerage company in 2004.
Best of the Web
TD AMERITRADE was named by Forbes Magazine as one of the “Best of the Web” in 2003 and 2004.
Top Choice
TD AMERITRADE was named “Top Choice” Internet Broker by the Wall Street Journal’s “The Cranky Consumer” column in 2002.

TD AMERITRADE ranked Best in Research out of 16 Discount (Online) Brokers in SmartMoney magazine’s Annual Broker Survey in the publication’s June 2008 issue. Along with another firm. TD AMERITRADE was also ranked Best in Trading Tools. TD AMERITRADE was also awarded a five-star rating in the Mutual Funds & Investment Products category along with three other firms. For details, go to www.smartmoney.com/brokers. SmartMoney is a registered trademark of SmartMoney, a joint publishing venture between Dow Jones & Company, Inc. and HearstSM Partnership.

Apex qualification is based on an average of five trades per month over a three-month period, or a $100,000 total account value. Apex membership may also be granted on a free trial basis. Qualification is reviewed every three months.

Barron’s is a registered trademark of Dow Jones, L.P. More info on the Forbes award is available at www.forbes.com/platinum. For J. D. Power and Associates Certified Call Center ProgramSM information, visit www.jdpower.com or call 866-842-7548. J. D. Power and Associates is a trademark of The McGraw-Hill Companies, Inc.

TD AMERITRADE, Inc., member FINRA/SIPC, receives clearing and custodial services from TD AMERITRADE Clearing, Inc., member FINRA/SIPC. TD AMERITRADE and TD AMERITRADE Clearing, Inc. are subsidiaries of TD AMERITRADE Holding Corporation. TD AMERITRADE is a trademark jointly owned by TD AMERITRADE IP Company, Inc. and The Toronto-Dominion Bank © 2009 TD AMERITRADE IP Company, Inc. All rights reserved. Used with permission.

Who is TD AMERITRADE?
We believe in the power of Independence — the confidence to make your own informed financial decisions. After all, nobody cares more about your money and financial future than YOU. We realize that nobody has all the answers. Even if this is your first time trading a stock, planning for retirement or looking for a better way to manage your cash, you don’t have to do it all on your own. We exist to give investors the information, guidance and support they need to make those decisions — on their terms.
How do we do that?
There is no “one-size-fits-all” approach to managing money. Every investor is different. What they need is a way to filter through the masses of information available in a way that helps them understand what they need to do and how they need to do it in order to meet their goals. We help investors of all types, sizes and experience do this every day.
Completely Independent? For investors who are completely comfortable doing it on their own, we offer 24-7 phone and Web support to answer questions and provide assistance — if it’s needed. Our innovative and objective tools and services help investors develop ideas, spot trends, make plans and research the investment products and strategies of their choice.
Need a little hand-holding? For investors who want someone to walk them through the process once before they tackle it on their own, we also offer over 100 branches, nationwide. Whether they need to sit down with an Investment Consultant for a portfolio review, discuss their retirement options or simply open an account, we can help.
Want to hand it off? For investors who would rather give the reigns to someone else, we can refer them to an independent registered investment advisor (RIA) through our AdvisorDirect® program.* We partner with a network of advisors who are dedicated to helping their clients uncover and understand their investment needs and give their portfolios the attention they deserve.
In addition, we provide custodial services to nearly 5,000 RIA clients. These independent financial professionals come to us every day for the technology and dedicated service they need to manage their businesses efficiently, giving them more time to spend helping their own clients with their financial needs.
The Investment Firm of Choice
We’ve been in the business of serving independent-minded individual investors for more than 30 years. We’ve pioneered sweeping changes like touch-tone phone trading and online investing that have helped make Wall Street more accessible to the typical American family than ever before. Through service and a full offering of investing solutions that continues to evolve with investors’ changing needs and objectives, we can show you why it’s not that difficult to choose Independence. It’s never too late, and you never have too little to get started. All you need is the confidence to make a move, and more and more American families are choosing us to help them do just that every day.

*	Potential AdvisorDirect clients should have at least $200,000 in assets to invest. Some financial advisors may have higher minimum asset requirements. Once you select an advisor you will pay advisory fees and standard brokerage fees. Brokerage transactions executed through TD AMERITRADE are subject to standard transaction charges. You should review an advisor’s Form ADV, other applicable advisor disclosure document(s) and the AdvisorDirect disclosure documents prior to engaging an investment advisor. The Form ADV contains important disclosure information relative to an advisor’s services and fees. Advisors charge an ongoing investment advisory fee for their services. Advisors will pay TD AMERITRADE fees for their participation in the AdvisorDirect program. Those fees will usually constitute a percentage of the advisory fees you will pay your advisor. For additional details about the fees paid to TD AMERITRADE and other conflicts of interest, please review the AdvisorDirect Disclosure Document and ask your advisor about its specific arrangement with TD AMERITRADE. Advisors participating in the AdvisorDirect program have met our eligibility requirements and have experience in the financial industry. However, under no circumstances should participation by a certain investment advisor in AdvisorDirect be considered an endorsement or recommendation by TD AMERITRADE for that particular advisor.

TD AMERITRADE, Inc., member FINRA/SIPC, receives clearing and custodial services from TD AMERITRADE Clearing, Inc., member FINRA/SIPC. TD AMERITRADE and TD AMERITRADE Clearing, Inc. are subsidiaries of TD AMERITRADE Holding Corporation. TD AMERITRADE is a trademark jointly owned by TD AMERITRADE IP Company, Inc. and The Toronto-Dominion Bank © 2009 TD AMERITRADE IP Company, Inc. All rights reserved. Used with permission.